[BLANK ROME LLP LETTERHEAD]

Phone:	(215) 569-5530

Fax:	(215) 832-5530

Email:	Stokes@BlankRome.com
October 13, 2009
John Grzeskiewicz
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Re:	Global Real Estate Investments Fund (the “Fund”) SEC File Numbers: 333-160919; 811-22322
Dear Mr. Grzeskiewicz:
     On behalf of the Fund, this letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 18, 2009 (the “Comment Letter”), regarding the Fund’s initial registration statement on Form N-2 to register common shares of beneficial interest of the Fund filed on July 31, 2009 (the “Registration Statement”). We are providing to you a clean copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement and a copy of the Amendment that has been marked to show changes from the Registration Statement as originally filed.
     We have set forth below, in boldface type, the text of each comment in the Comment Letter (numbered in accordance with the Comment Letter) followed by the Fund’s responses. Page number references made in our responses correspond to the Amendment.
Cover Page
1. Comment. The offering information required by Item 1.1.g of Form N-2 to be in tabular form should be presented on a per share basis.
Response: The table has been revised to present the offering information on a per share basis.

John Grzeskiewicz
October 13, 2009

2. Comment. State whether there are any arrangements to place the funds received in the “best efforts” offering in an escrow, trust or similar arrangement. See Instruction 5 to Item 1.1 of Form N-2.
Response: The Distributor will not commence offering the shares until the Registration Statement has been declared effective by the SEC, at which point the Distributor will continuously offer the shares. As sales are made during the continuous offering, assets will be collected and promptly invested in accordance with the Fund’s investment strategy. No funds received will be placed in escrow, trust or similar arrangement. Such disclosure as to the absence of any escrow arrangement has been added to the Prospectus.
Forward-Looking Statements
3. Comment. Please explain in your response to these comments what purpose is served by having this section on forward-looking statements. Forward-looking statements made by investment companies, or made in connection with initial public offerings, are excluded from the safe harbor for forward-looking statements. See Section 21E(b)(2)(B) and (D) of the Securities Exchange Act of 1934.
Response: The Fund acknowledges that the forward-looking statements section is inapplicable and has deleted it accordingly.
Summary
4. Comment. The Offering — please inform the staff whether the NASD has approved the terms of distribution agreement.
Response: As a closed-end fund structured as an “interval fund,” the Fund is exempt from the filing requirements, filings fees and regulations of NASD Rule 2710. Therefore, the Fund does not expect that FINRA will review the terms of the distribution agreement. However, the sales load charged to each shareholder in the Fund has been structured to comply with NASD Conduct Rule 2830.
5. Comment. No Operating History of the Adviser — Disclose that the Portfolio Manager and the other principals of the Adviser have no experience managing closed-end funds.

John Grzeskiewicz
October 13, 2009

Response: The Fund has added the risk disclosure highlighted below in response:
No Operating History of the Adviser. The Adviser was formed in Colorado as a limited liability company in December of 2007 and commenced operations in January of 2008. It is expected to commence investment management operations in October of 2009. The Portfolio Manager and the other principals of the Adviser have no experience managing a closed-end fund.
Investment Strategy
The Index
6. Comment. Amplify the disclosure by explaining “free-float adjusted” and “EBITDA”.
Response: The Fund has amplified the disclosure by adding the following underlined language:
The companies included in the Index, “constituents,” are free-float adjusted, and screened for liquidity, size and EBITDA, which the Adviser believes makes the Index suitable for use as the basis for determining potential investments for the Fund. Managers of the Index review constituent companies on a quarterly basis in March, June, September and December. To be eligible for inclusion in the Index, companies must have derived, in the previous full financial year, at least 75% of their total EBITDA from commercial real estate activities. EBITDA, or “Earnings Before Interest, Taxes, Depreciation and Amortization,” is an approximate measure of a company’s operating cash flow based on data from the company’s income statement.
“Free-float adjusted” refers to an index construction methodology that takes into consideration only the free-float market capitalization of a company for the purpose of index calculation and assigning weight to stocks in the index. Free-float market capitalization takes into consideration only those shares issued by the company that are readily available for trading in the market. It generally excludes insiders’ holdings, government holdings, strategic holdings, employee stock ownership plans and other locked-in shares that will not come to the market for trading in the normal course. The Index’s free-float restrictions are in place to ensure an adequate number of freely tradable shares.

John Grzeskiewicz
October 13, 2009

Covered Call Option Writing
7. Comment. Amplify the disclosure by explaining what “notional” means.
Response: The Fund has amplified the disclosure by adding the following explanation:
“Notional value” is the value of an option contract’s underlying shares at the current market price. This is the number of shares underlying the contract, multiplied by the current market price of the shares.
Management of the Fund
8. Comment. Under “Investment Adviser”, the following statement is made: “All membership interests in the Adviser are owned by Real Estate Securities Partners LLC. Myron D. Winkler and Randy S. Lewis, the two trustees who are ‘interested persons’ of the Fund, along with Andrew J. Duffy, the President of the Adviser, are the managers of Real Estate Securities Partners LLC.” Are these two separate sentences or are there some commas missing? Does Real Estate Securities Partners LLC own all of the membership interests in the Adviser in its own name? Are Messrs. Winkler, Lewis, and Duffy the only co-managers of Real Estate Securities Partner LLC?
Response: The Fund confirms the statements above are two separate sentences indicated by the period that appears after the first occurrence above of “Real Estate Securities Partners LLC.” Real Estate Securities Partners, LLC owns all of the membership interests in the Adviser in its own name. Messrs. Winkler, Lewis and Duffy are the only managing members of Real Estate Securities Partners, LLC.
9. Comment. Is Green Street Advisors’ function limited to pre-registration consultation and to creating the Model? Will it perform any functions with respect to the Fund after the commencement of operations? How was it compensated?
Response: Green Street Advisors’ function is not limited to pre-registration consultation and creating the Model. As set forth on page 16 of the Amendment (as revised in the Amendment by adding the words “the data used to identify”), “[T]he active management of the Fund’s portfolio will also include quarterly updates of the data used to identify the Qualifying Securities by Green Street

John Grzeskiewicz
October 13, 2009

Advisors” to the Adviser. This statement accurately discloses the anticipated services to be provided to the Adviser by Green Street Advisors after the Registration Statement is declared effective by the SEC. The services will be limited to the provision of research and data to the Adviser as described. During the pre-registration period, Green Street Advisors was paid by the Adviser, and not the Fund, a fixed fee for its assistance in creating the Model and a separate fixed fee for providing data updates since creation of the Model. Green Street Advisors will be compensated by the Adviser, and not the Fund, on a quarterly basis or periodically upon providing such updated data for the Model.
Determination of Net Asset Value
10. Comment. Disclose that the board of trustees will receive periodic reports from the Adviser that discuss the functioning of the valuation process and that focus on issues and valuation problems that have arisen.
Response: Under normal circumstances, the Fund will invest in publicly-traded securities for which there exist readily available market prices. The Fund has adopted valuation procedures for use in the event a security held in the portfolio becomes subject to a valuation problem. However, it is anticipated that such an occurrence would be very rare given the Fund’s targeted investment universe. Nevertheless, the following disclosure has been added to the relevant section:
The Adviser will provide the board of trustees with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. To the extent deemed necessary by the Adviser, the Valuation Committee of the Board will review any securities valued by the Adviser in accordance with the Fund’s valuation policies.
Quarterly Repurchase of Shares
11. Comment. Please carefully review the procedures for the repurchase of shares to ensure full compliance with the provisions of Rule 23c-3 under the Investment Company Act of 1940.

John Grzeskiewicz
October 13, 2009

Response: The Fund has carefully reviewed the procedures for the repurchase of shares to ensure full compliance with the provisions of Rule 23c-3 under the Investment Company Act of 1940.
Distribution Policy
12. Comment. Disclose whether there is any possibility that distributions subsequent to the initial distribution may include a return of capital. Briefly describe the consequences to a shareholder who receives a return of capital.
Response: The Fund intends to distribute only income and capital gains to its shareholders. However, distributions to the Fund’s shareholders subsequent to the initial distribution may include a return of capital to the extent that any portion of the distributions received by the Fund on its holdings are so characterized by the issuers. The Fund intends to avoid making any distributions to its shareholders that would return capital in excess of that which is so characterized by the issuer of distributions received by the Fund. Please note that the following disclosure is set forth in the Prospectus under Risk Factors; REIT Risk and under U.S. Federal Income Tax Matters:
In part because REIT distributions often include a nontaxable return of capital, Trust distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their common shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s common shares, such shareholder will generally recognize a capital gain.
Managed Distribution Policy
13. Comment. Does the Fund still intend to file an exemptive application with the SEC seeking an order to permit the Fund to include realized long-term capital gains as part of its regular distributions to shareholders more frequently than once a year? As of this date, the Fund has not yet filed such an application. If the Fund no longer intends to file such an application, delete this section from the prospectus and explain in your response how you can pursue a level distribution policy in the absence of an exemptive order.
Response: The Fund intends to file an exemptive application with the SEC seeking an order to permit the Fund to include realized long-term capital gains as part of its regular distributions to

John Grzeskiewicz
October 13, 2009

shareholders more frequently than once a year. The Fund intends to file such application following the effective date of the Registration Statement.
Description of Capital Structure
14. Comment. Credit Facility — Disclose the identity of the provider of the credit facility. If the Fund has not yet obtained a credit facility, please explain in your response how the Fund can commence operations without having a credit facility in place.
Response: A credit facility has not yet been obtained. However, the Fund is able to commence operations without having a credit facility in place because of the following factors (i) the anticipated liquidity of the Fund’s portfolio holdings, (ii) the income those holdings are expected to provide to the Fund, (iii) the in-flow of cash generated by the Fund’s continuous offering of shares, and (iv) the active management of the Fund’s portfolio. The Adviser believes that these factors will provide sufficient access to cash for emergency purposes and for satisfying repurchase requests. The Adviser intends to obtain a credit facility in the future, to provide additional resources if necessary, but intends further that accessing such credit facility would be only in rare circumstances, if ever.
Plan of Distribution
15. Comment. Disclose whether Capital Real Estate Securities, LLC has any experience acting as a distributor for investment companies or interval funds.
Response: The following disclosure has been added to this Plan of Distribution section:
The Distributor has no history of operations or experience acting as distributor for investment companies, including interval funds.
16. Comment. Disclose that any agreement to indemnify the Distributor cannot contain any provision which protects or purports to protect the Distributor against any liability to the Fund or its shareholders to which it would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties under the agreement. See Section 17(i) of the Investment Company Act of 1940. This provision also applies to investment advisers. See also Section 17(h) of the 1940 Act which has a similar provision applicable to directors and officers of investment companies.

John Grzeskiewicz
October 13, 2009

Response: The highlighted disclosure has been added to the Plan of Distribution section:
The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or gross negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement.
General Comments
17. Comment. We note that portions of the disclosure have been left blank. We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.
Response: We note the Staff’s comment. We believe that the Registration Statement, as amended, is complete, except where blanks are shown or language is bracketed.
18. Comment. Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.
Response: The Fund hereby acknowledges its obligation to provide you with a copy of the exemptive application it intends to file . However, this application is will not be submitted in connection with registration of its shares in that it is not intended to be filed until after the SEC declares the Registration Statement effective. The Fund does not intend to submit any no-action requests or any other exemptive applications.
19. Comment. Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission. A Plain English Handbook (1998).
Response: Response: We have reviewed and revised the prospectus where necessary, so as to conform to the Commissions plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933.

John Grzeskiewicz
October 13, 2009

20. Comment. If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund’s final pre-effective amendment.
Response: As an interval fund, the Fund does not intend to rely on Rule 430A.
* * * * * * * * * *
     On behalf of the Fund, Andrew J. Duffy, President of the Fund, acknowledges by letter under separate cover dated October 13, 2009, that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Fund thereby further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Moreover, the Fund will not assert the affirmative action by the Commission to declare the Fund’s registration statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.
Very truly yours,
/s/ Mary K. Stokes